TO: SECURITIES EXCHANGE COMMISSION

082-00034

[redacted]

07027049

A Release

2007 OCT -2 P 2:3

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
Matthew.doman@santos.com

Investor enquiries
Dean Bowman
+61 8 8116 5150 / +61 (0) 409 969 289
dean.bowman@santos.com

SUPPL

2 October 2007

FUELS Dividend Rate

Santos today announced that the dividend rate for its Franked Unsecured Equity Listed Securities (FUELS) will be 5.9803% per annum for the dividend period from 30 September 2007 to 30 March 2008 inclusive.

After incorporating the value of expected franking credits, the grossed-up dividend rate equates to 8.5433% per annum.

In accordance with the FUELS Terms of Issue, the non-cumulative floating rate dividend incorporating the value of franking credits on a grossed-up basis, is set at a 1.55% gross margin above the 180 day bank bill swap rate for the applicable dividend period.

This bank bill swap rate on the first business day of the dividend period (1 October 2007) was not published due to a public holiday in Sydney. In such circumstances under the Terms of Issue, Santos can determine an appropriate rate having regard to rates quoted in the market for 180 day bank bills on that day. Santos has determined that it is market convention to use the bank bill swap rate published on the preceding business day (28 September 2007) which was 6.9933%.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

PROCESSED
OCT 04 2007
THOMSON
FINANCIAL

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